JEFFREY G. KLEIN, P.A.

301 Yamato Road Suite 1240

Boca Raton, Florida 33431

Telephone: (561)953-1126	Telefax: (561)994-6693
Email: jklein@jkleinlegal.com

February 17, 2015

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C.  20549

Attention:    Ruairi Regan

Re:

Mindesta Inc.

Amendment No. 2 to Current Report on Form 8-k

Filed November 28, 2014

File No. 000-30651

Dear Sir/Madam:

The following responses are filed in connection with the Commission’s comment letter dated January 21, 2015.

1.

With respect to comment No. 1, we have expanded our disclosure regarding the extent of the chronic pain problem and how chronic pain poses a significant economic burden for patients, health services and societies alike. We have cited several studies including one published by researchers at John Hopkins University that the annual cost of chronic pain is as high as $635 billion per year in the United States.

2.

With respect to comment No. 2 and the relevance of compliance with German and Dutch laws: As of this date, management has not determined where it will focus its marketing efforts. While Germany and the Netherlands may offer opportunities which are not available in other countries, the Company cannot state with any degree of certainty that the Company will market in either Germany or the Netherlands.

3.

With respect to comment No. 3, regarding Certain Relationships and Related Transactions: We reconfirm that the $10,000 advances are non-interest bearing. Further, we reconfirm that management has paid $12,600 in legal fees on behalf of the Company. We have made the appropriate change in the filing.

Sincerely,

/s/Jeffrey G. Klein

Jeffrey G. Klein, counsel

MINDESTA, INC.

(Stationary)

February 17, 2015

Securities and Exchange Commission

Washington, D.C.

Re:

Mindesta, Inc.

Current Report on Form 8-K

Filed September 11, 2014

File No. 000-30651

Dear Sir/Madam:

The following is filed in connection with the comment letter dated January 21, 2015.

The undersigned, on behalf of MINDESTA, INC. acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Pankaj Modi

Pankaj Modi, Chief Executive Officer